EXHIBIT 99.1

PRESS RELEASE

Magal to Present at the LD Micro Conference
in Los Angeles on December 5, 2018

YEHUD, ISRAEL, November 26, 2018 -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS) today announced that it will participate at LD Micro Investor Conference to be held between December 3-6, 2018 at Luxe Sunset Boulevard Hotel in Los Angeles, California.
Magal's CFO, Mr. Kobi Vinokur, is scheduled to present to investors on Wednesday, December 5 at 11:30 am Pacific Time.
At the conference, there will be opportunities for investors to meet one-on-one with management. Interested investors should contact the conference organizers or the Investor Relations team at Magal.

ABOUT MAGAL
Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.
Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

For more information Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: http://www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com